1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 15, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE FIRST MEETING OF THE

SIXTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Notice of the first meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was dispatched on 7 May 2014 by way of written notices or e-mails. The meeting was held on 14 May 2014 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, regulations and rules, such as the Company Law of the PRC, and the articles of association of the Company (the “Articles of Association”).

The eleven Directors present at the meeting unanimously agreed and passed the following resolutions:

1. To approve the “Proposal in Relation to Election of Chairman of Yanzhou Coal Mining Company Limited”;

Mr. Li Xiyong has been elected as Chairman of the sixth session of the Board with the same term of office as the session of the Board.

2. To approval the “Proposal in Relation to Election of Vice Chairman of Yanzhou Coal Mining Company Limited”;

Mr. Zhang Xinwen has been elected as Vice Chairman of the sixth session of the Board with the same term of office as the session of the Board.

3. To approve the “Proposal in Relation to Appointment of General Manager of Yanzhou Coal Mining Company Limited”;

According to the nomination of Li Xiyong, the Chairman, Mr. Yin Mingde has been appointed as the General Manager of the Company with the same term of office as the session of the Board.

This was agreed by the independent directors of the Company.

4. To approve the “Proposal in Relation to Appointment of Senior Management such as Deputy Manager of Yanzhou Coal Mining Company Limited”;

According to the nomination of Yin Mingde, the General Manager, Mr. Shi Chengzhong, Mr. Zhang Baocai, Mr. Liu Chun and Mr. Ding Guangmu have been appointed as deputy managers; Mr. Wu Yuxiang has been appointed as the Chief Financial Officer; and Mr. Wang Fuqi has been appointed as the Chief Engineer; their terms of office are the same as the session of the Board.

This was agreed by the independent directors of the Company.

Please refer to the appendix for the biographies of the senior management who are not directors.

5. To approve the “Proposal in Relation to Appointment of the Secretary of the Board of Yanzhou Coal Mining Company Limited”;

According to the nomination of Li Xiyong, the Chairman, Mr. Zhang Baocai has been appointed as the Secretary of the Board of the Company with the same term of office as the session of the Board.

This was agreed by the independent directors of the Company.

6. To approve the “Proposal in Relation to Appointment of Authorized Representatives of Yanzhou Coal Mining Company Limited”;

Mr. Wu Yuxiang and Mr. Zhang Baocai have been appointed as the authorized representatives of the Company to be the contact persons for communications between the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) with the same term of office as the session of the Board.

7. To approve the “Proposal in Relation to Establishment of the Sixth Session of Audit Committee of the Board of Yanzhou Coal Mining Company Limited”;

The sixth session of Audit Committee of the Board of the Company has been established, and the members of the Audit Committee are Mr. Jia Shaohua, Mr. Wang Lijie, Mr. Wang Xiaojun, Mr. Xue Youzhi and Mr. Jiang Qingquan. Mr. Jia Shaohua serves as the Chairman of the Audit Committee with the same term of office as the session of the Board.

The Auditing & Risk Department of the Company is the executive arm of the Audit Committee.

8. To approve the “Proposal in Relation to Establishment of the Sixth Session of Remuneration Committee of the Board of Yanzhou Coal Mining Company Limited”;

The sixth session of Remuneration Committee of the Board of the Company has been established, and the members of the Remuneration Committee are Mr. Xue Youzhi, Mr. Wang Xiaojun and Mr. Jiang Qingquan. Mr. Xue Youzhi serves as the Chairman of the Remuneration Committee with the same term of office as the session of the Board.

The Human Resources Department of the Company is the executive arm of the Remuneration Committee.

9. To approve the “Proposal in Relation to Establishment of the Sixth Session of Nomination Committee of the Board of Yanzhou Coal Mining Company Limited”;

The sixth session of Nomination Committee of the Board of the Company has been established, and the members of the Nomination Committee are Mr. Wang Xiaojun, Mr. Li Xiyong and Mr. Wang Lijie. Mr. Wang Xiaojun serves as the Chairman of the Nomination Committee with the same term of office as the session of the Board.

The Human Resources Department of the Company is the executive arm of the Nomination Committee.

10. To approve the “Proposal in Relation to Establishment of the Sixth Session of Strategic and Development Committee of the Board of Yanzhou Coal Mining Company Limited”;

The sixth session of Strategy and Development Committee of the Board of the Company has been established, and the members of the Strategy and Development Committee are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde and Mr. Xue Youzhi. Mr. Li Xiyong serves as the Chairman of the Strategy and Development Committee with the same term of office as the session of the Board.

The Planning and Development Department of the Company is the executive arm of the Strategy and Development Committee.

11. To approve the “Proposal in Relation to Capital Contribution to Yankuang Group Finance Company Limited by Yanzhou Coal Mining Company Limited”;

(1) Yanzhou Coal has been approved to sign the Capital Increase Agreement to make a capital contribution of RMB 125 million to Yankuang Group Finance Company Limited (“Yankuang Finance”) .

(2) Li Xiyong, the Chairman, has been granted the authority to do all such acts or things in the name of Yanzhou Coal in relation to the capital increase, which is considered by the directors of the Company or the properly authorized person to be necessary and appropriate, including but not limited to the determination and signing of documents such as the Capital Increase Agreement and the articles of association of Yankuang Finance in relation to the capital increase and the power to make necessary amendments to the abovementioned documents .

The independent directors of the Company have issued independent opinions.

As the resolution is in relation to a connected transaction, two connected directors abstained from voting. The other nine non-connected directors approved the resolution unanimously.

For details, please refer to the announcement in relation to the connected transactions of the Company dated 14 May 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

12. To approve the “Proposal in Relation to Provision of Entrusted Loan to Shaanxi Future Energy Chemical Co., Ltd. by Yanzhou Coal Mining Company Limited”.

(1) The Company has been approved to sign the Entrusted Loan Agreement to provide an entrusted loan of RMB 1.25 billion to Shaanxi Future Energy Chemical Co., Ltd. (“Future Energy”)

(2) The Company has been approved to sign the Equity Pledge Agreement to accept the pledge guarantee of the 30% equity interest in Future Energy held by Yankuang Group Corporation Limited (“Yankuang Group”).

(3) Li Xiyong, the Chairman, has been granted the authority to do all such acts or things in the name of Yanzhou Coal in relation to the entrusted loan, which is considered by the directors of the Company or the properly authorized person to be necessary and appropriate, including but not limited to the determination and signing of contracts and agreements such as the Entrusted Loan Agreement and the Equity Pledge Agreement with respect to the provision of the entrusted loan to Future Energy as well as the provision of the pledge guarantee to Yanzhou Coal by Yankuang Group, and the power to make necessary amendments to the abovementioned documents .

The independent directors of the Company have issued independent opinions.

As the resolution is in relation to a connected transaction, two connected directors abstained from voting. The other nine non-connected directors approved the resolution unanimously.

For details, please refer to the announcement in relation to the connected transactions of the Company dated 14 May 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

By order of the board of directors
Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

14 May 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Appendix:

Yanzhou Coal Mining Company Limited

Biographies of the Senior Management who are not Directors

SHI Chengzhong, aged 51, a research fellow in applied engineering technology with an EMBA degree and a master in mining engineering. Mr. Shi is a deputy general manager of the Company. Mr. Shi joined the Company’s predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000. Mr. Shi became a deputy general manager of the Company in 2002. He graduated from Northeastern University and Nankai University.

LIU Chun, aged 52, a research fellow in applied engineering technology with an EMBA degree. Mr. Liu is a deputy general manager of the Company. Mr. Liu joined the Company’s predecessor in 1983 and became the head of Coal Sales and Transportation Department of the Company in 2002. Mr. Liu became a deputy general manager of the Company in 2011. Mr. Liu graduated from Nankai University.

DING Guangmu, aged 53, a senior economist with an EMBA degree. Mr. Ding is a deputy general manager of the Company. Mr. Ding joined the Company’s predecessor in 1978 and became the director of Vehicle Management Division of Yankuang Group in 1996. In 1999, he was appointed as deputy director of Materials & Goods Supply Centre of the Company. In 2002, he became the director of Materials & Goods Supply Centre of the Company and a deputy secretary of Party Committee. In 2013, he was appointed as the assistant to the general manager of the Company. In March 2014, he was appointed as the deputy general manager of the Company. Mr. Ding graduated from Shanghai Maritime University.

WANG Fuqi, aged 49, a research fellow in applied engineering technology with an EMBA degree and a master in engineering. Mr. Wang is the chief engineer of the Company. Mr. Wang joined the Company’s predecessor in 1985. In 2000, he was appointed as the chief engineer of Production Technology Division of Yankuang Group. In 2002, he was appointed as the director of Production Technology Department. In 2003, he was appointed as the deputy chief engineer and director of Production Technology Department of the Company. In March 2014, he was appointed as the chief engineer of the Company. Mr. Wang graduated from Northeastern University and Nankai University.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC